UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 16, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR AUGUST 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In August 2022, the Company’s passenger transportation capacity (measured by available seat- kilometres) increased by 35.10% year-on-year, among which, the passenger transportation capacity of its domestic routes increased by 37.49% year-on-year, while the passenger transportation capacity of its international and regional routes decreased by 6.61% and 94.95% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) increased by 62.14% year-on-year, among which, the passenger traffic volume of its domestic routes increased by 65.86% year-on-year, while the passenger traffic volume of its international and regional routes decreased by 9.48% and 93.40% year-on-year, respectively; and passenger load factor increased by 11.18 percentage points year-on-year to 67.01%, among which, the passenger load factor of its domestic and regional routes increased by 11.50 and 12.59 percentage points year-on-year, respectively, while the passenger load factor of its international routes decreased by 1.86 percentage points year-on-year.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In August 2022, freight traffic volume (measured by revenue freight tonne-kilometres) increased by 37.87% year-on-year.

In August 2022, the Company launched new routes, such as Qingdao — Osaka, and Zhengzhou — Dalian.

II.	FLEET STRUCTURE

In August 2022, the Company introduced two A320 series aircraft and one A350 series aircraft, and did not retire any aircraft. As of the end of August 2022, the Company operated a total of 757 aircraft, including 266 self-owned aircraft, 272 aircraft under finance lease and 219 aircraft under operating lease.

Details of the fleet structure were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	50	5	99
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	12	0	13
4	A330 series	30	21	5	56
	Narrow-body passenger aircraft	220	215	214	649
5	A320 series	118	143	100	361
6	B737 series	102	72	114	288
	Regional aircraft	2	7	0	9
7	ARJ series	2	7	0	9
	Total	266	272	219	757

Note: The three business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in August 2022	Amount completed in August 2021	Year-on- year increase	Total amount completed in August 2022	Total amount completed in August 2021	Year-on- year increase
Passenger Transportation Data ASK (available-seat- kilometres) (millions)	12,162.67	9,002.78	35.10%	67,676.86	111,271.94	-39.18%
— Domestic routes	11,847.09	8,616.71	37.49%	65,538.83	108,039.65	-39.34%
— International routes	313.01	335.17	-6.61%	1,902.47	2,749.77	-30.81%
— Regional routes	2.57	50.90	-94.95%	235.56	482.53	-51.18%
RPK (revenue passenger-kilometres) (millions)	8,149.67	5,026.25	62.14%	42,508.97	78,098.99	-45.57%
— Domestic routes	7,963.72	4,801.60	65.86%	41,410.10	76,670.26	-45.99%
— International routes	184.57	203.89	-9.48%	967.17	1,154.24	-16.21%
— Regional routes	1.37	20.76	-93.40%	131.70	274.48	-52.02%
Number of passengers carried (thousands)	5,818.63	3,557.80	63.55%	29,572.80	56,718.14	-47.86%
— Domestic routes	5,790.19	3,517.63	64.60%	29,336.76	56,355.90	-47.94%
— International routes	27.43	25.79	6.36%	147.12	179.94	-18.24%
— Regional routes	1.01	14.37	-92.97%	88.92	182.30	-51.22%
Passenger load factor (%)	67.01	55.83	11.18pts	62.81	70.19	-7.38pts
— Domestic routes	67.22	55.72	11.50pts	63.18	70.96	-7.78pts
— International routes	58.97	60.83	-1.86pts	50.84	41.98	8.86pts
— Regional routes	53.37	40.78	12.59pts	55.91	56.88	-0.97pts
Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	545.26	353.62	54.19%	4,324.80	6,217.04	-30.44%
— Domestic routes	142.49	128.41	10.96%	934.98	2,184.39	-57.20%
— International routes	400.81	222.97	79.76%	3,364.91	3,999.72	-15.87%
— Regional routes	1.96	2.25	-12.89%	24.92	32.93	-24.32%

	Amount completed in August 2022	Amount completed in August 2021	Year-on- year increase	Total amount completed in August 2022	Total amount completed in August 2021	Year-on- year increase
RFTK (Revenue freight tonne-kilometres) (millions)	230.87	167.46	37.87%	1,716.48	2,265.64	-24.24%
— Domestic routes	51.97	62.40	-16.71%	352.92	554.91	-36.40%
— International routes	178.39	104.40	70.87%	1,357.40	1,704.14	-20.35%
— Regional routes	0.51	0.66	-22.73%	6.16	6.59	-6.61%
Weight of freight carried (million kg)	61.09	55.22	10.63%	425.16	591.97	-28.18%
— Domestic routes	34.98	41.59	-15.89%	233.60	380.23	-38.56%
— International routes	25.59	12.96	97.45%	185.36	205.11	-9.63%
— Regional routes	0.53	0.67	-20.90%	6.21	6.64	-6.48%
Freight load factor (%)	42.34	47.36	-5.02pts	39.69	36.44	3.25pts
— Domestic routes	36.47	48.60	-12.12pts	37.75	25.40	12.35pts
— International routes	44.51	46.82	-2.31pts	40.34	42.61	-2.27pts
— Regional routes	26.13	29.50	-3.37pts	24.71	20.02	4.69pts
Consolidated Data ATK (available tonne-kilometres) (millions)	1,639.90	1,163.87	40.90%	10,415.72	16,231.51	-35.83%
— Domestic routes	1,208.73	903.91	33.72%	6,833.47	11,907.96	-42.61%
— International routes	428.98	253.13	69.47%	3,536.13	4,247.20	-16.74%
— Regional routes	2.19	6.83	-67.94%	46.12	76.36	-39.60%
RTK (revenue tonne-kilometres) (millions)	938.94	606.42	54.83%	5,457.89	9,174.67	-40.51%
— Domestic routes	743.80	481.45	54.49%	3,998.26	7,337.46	-45.51%
— International routes	194.50	122.51	58.76%	1,441.87	1,806.58	-20.19%
— Regional routes	0.63	2.46	-74.39%	17.75	30.64	-42.07%
Overall load factor (%)	57.26	52.10	5.16pts	52.40	56.52	-4.12pts
— Domestic routes	61.54	53.26	8.28pts	58.51	61.62	-3.11pts
— International routes	45.34	48.40	-3.06pts	40.78	42.54	-1.76pts
— Regional routes	28.93	35.98	-7.05pts	38.49	40.12	-1.63pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 September 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).